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Filed by: Cognizant Technology Solutions Corporation

Filing under Rule 425 under the Securities Act of 1933
Subject Company: Cognizant Technology Solutions Corporation
Subject Company's Commission File No: 000-24429

      Cognizant Technology Solutions Corporation included the following language in its Form 10-Q for the period ended September 30, 2002. The Form 10-Q was filed with the Securities and Exchange Commission on November 14, 2002.

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NOTE 9 - SUBSEQUENT EVENTS:

.... Proposed Split-off Transaction

      The Company intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) concurrently with the filing of this Quarterly Report. The registration statement is being filed for the purpose of registering a proposed offer by IMS Health to exchange shares of the Company's Class B common stock owned by IMS Health for a yet to be determined number of shares of common stock of IMS Health (the "Exchange Offer"). At September 30, 2002, IMS Health owned approximately 56.4% of the outstanding stock of the Company (representing all of the Company's outstanding Class B common stock) and held approximately 92.8% of the combined voting power of the Company's outstanding common stock. It is expected that IMS Health will seek to exchange up to 11,291 shares of the Company's Class B common stock in the Exchange Offer, representing all Class B shares of the Company that are currently owned by IMS Health. The exchange offer, which is subject to SEC review and certain conditions, is expected to occur in the first quarter of 2003. The Company expects to incur significant costs in connection with this proposed transaction. Such costs will be expensed as incurred.

      The shares of the Company's Class B common stock are identical to the shares of the Company's Class A common stock, except that a holder of shares of Class B common stock is entitled to 10 votes per share, while a holder of shares of Class A common stock is entitled to one vote per share. Each share of Class B received in the Exchange Offer will convert automatically into one share of Class A common stock when it is transferred after the Exchange Offer as well as under certain other specified circumstances. The Class B common stock will not be separately listed or quoted on any exchange and will not trade separately.

      There will be no impact on the number of the Company's total shares outstanding as a result of the Exchange Offer.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION.

GENERAL

      ... The Company intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) concurrently with the filing of the Quarterly Report of which this discussion is a part. The registration statement is being filed for the purpose of registering a proposed offer by IMS Health to exchange shares of the Company's Class B common stock owned by IMS Health for a yet to be determined number of shares of common stock of IMS Health (the "Exchange Offer"). It is expected that IMS Health will seek to exchange up to 11,291 shares of the Company's Class B common stock in the Exchange Offer, representing all Class B shares of the Company that are currently owned by IMS Health. The exchange offer, which is subject to SEC review and certain conditions, is expected to occur in the first quarter of 2003.

      The shares of the Company's Class B common stock are identical to the shares of the Company's Class A common stock, except that a holder of shares of Class B common stock is entitled to 10 votes per share, while a holder of shares of Class A common stock is entitled to one vote per share. Each share of Class B received in the Exchange Offer will convert automatically into one share of Class A common stock when it is transferred after the Exchange Offer as well as under certain other specified circumstances. The Class B common stock will not be separately listed or quoted on any exchange and will not trade separately.

        There will be no impact on the number of the Company's total shares outstanding as a result of the Exchange Offer. However, the Exchange Offer may impact the Company in a number of ways and these impacts could be significant. Reference is made to Exhibit 99.2 to this Quarterly Report which contains a excerpt from the registration statement on Form S-4 discussing risk factors relating to the Exchange Offer. The Company expects to incur charges in the fourth quarter of 2002 and the first quarter of 2003 aggregating between $2 to
$3 million in relation to one-time costs associated with the Exchange Offer. ...

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                                                                   Exhibit 99.2

                     RISKS RELATED TO THE EXCHANGE OFFER

YOUR INVESTMENT IN SHARES OF IMS HEALTH COMMON STOCK WILL BE SUBJECT TO DIFFERENT RISKS AFTER THE EXCHANGE OFFER REGARDLESS OF WHETHER YOU ELECT TO PARTICIPATE IN THE OFFER.

     Your investment will be subject to different risks as a result of the exchange offer, regardless of whether you tender all, some or none of your shares of IMS Health common stock.

     - If you exchange all your IMS Health shares, you will no longer have an interest in IMS Health, but instead will have an interest in Cognizant. As a result, your investment will be subject to risks associated with Cognizant and not risks associated with IMS Health.

     - If you exchange some, but not all, of your IMS Health shares, your interest in IMS Health will diminish, depending on the number of your shares that are accepted for exchange, while your direct interest in Cognizant may increase. As a result, your investment will be subject to risks associated with IMS Health and Cognizant.

     - If you do not exchange any of your IMS Health shares your interest in IMS Health will increase, on a percentage basis, while your indirect interest in Cognizant will decrease or be eliminated. As a result, your investment will be subject to risks associated with IMS Health and not risks associated with Cognizant, except to the extent we do not distribute all our Cognizant shares.

YOU MAY NOT RECEIVE A PREMIUM FOR THE SHARES OF IMS HEALTH COMMON STOCK YOU TENDER IN THE EXCHANGE OFFER.

     The amount of the premium, if any, that you will receive if you participate in the exchange offer will depend on the relative prices for shares of IMS Health common stock and shares of Cognizant class A common stock on the completion of the exchange offer. A number of factors may influence the market prices of our and Cognizant's shares. We cannot predict what the amount of the actual premium will be at the time of the exchange or whether, in fact, there will be a premium at all. Changes in the prices of shares of IMS Health common stock or shares of Cognizant class A common stock over time may also affect your ability to realize any premium through sales in the market.

THE HISTORICAL FINANCIAL INFORMATION OF IMS HEALTH AND COGNIZANT MAY NOT BE INDICATIVE OF THEIR RESULTS AS SEPARATE COMPANIES.

     The historical financial information of IMS Health and Cognizant presented in this document may not necessarily reflect what the results of operations, financial condition and cash flows of each would have been had the companies been separate, stand-alone entities pursuing independent strategies during the periods presented. As a result, historical financial information is not necessarily indicative of future results of operations, financial condition and cash flows of either IMS Health or Cognizant.

THE PRIOR PERFORMANCE OF IMS HEALTH AND COGNIZANT COMMON STOCK MAY NOT BE INDICATIVE OF THE PERFORMANCE OF THEIR COMMON STOCK AFTER THE EXCHANGE OFFER.

     IMS Health and Cognizant common stock price history may not provide investors with a meaningful basis for evaluating an investment in either company's common stock. IMS has been a publicly traded company only since July 1, 1998 and Cognizant has been a publicly traded company only since June 24, 1998. The prior performance of IMS Health and Cognizant common stock may not be indicative of the performance of their common stock after the exchange offer.

THE DISTRIBUTION OF SHARES OF COGNIZANT CLASS B COMMON STOCK IN THE EXCHANGE OFFER MAY ADVERSELY AFFECT THE MARKET PRICE OF SHARES OF COGNIZANT CLASS A COMMON STOCK.

     The exchange offer will substantially increase the number of publicly held shares of Cognizant common stock and the number of Cognizant stockholders. At September 30, 2002, Cognizant common stock held by IMS Health represented approximately 56% of the outstanding stock and approximately 93% of the combined voting power of Cognizant's common stock. The shares of Cognizant class B common stock to be distributed in the exchange offer will be immediately transferable by non-affiliates of Cognizant. Each share of Cognizant class B common stock will be automatically converted into one share of Cognizant class A common stock when it is first transferred after the exchange offer. If a significant number of persons who receive shares of Cognizant common stock in the exchange offer attempt to, or are perceived as likely to, sell their shares of Cognizant common stock after the exchange offer, the market price of shares of Cognizant class A common stock could be adversely affected or fluctuate significantly after the exchange offer.

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MARKET PRICES FOR SHARES OF IMS HEALTH COMMON STOCK MAY DECLINE FOLLOWING THE
COMPLETION OF THE EXCHANGE OFFER.

     Investors may purchase shares of IMS Health common stock in order to participate in the exchange offer, which may have the effect of artificially raising market prices for shares of IMS Health common stock during the pendency of the exchange offer. Following the completion of the exchange offer, the market prices for shares of IMS Health common stock may decline because any exchange offer-related demand for shares of IMS Health common stock will cease. Furthermore, persons who were unable to exchange their shares of IMS Health common stock for any reason, including proration, may seek to sell these shares in the market, which may also affect the market price for IMS Health common stock. Market prices for shares of IMS Health common stock may also decline following the completion of the exchange offer because shares of IMS Health common stock will no longer include an investment, or will include a significantly diminished investment, in the Cognizant business.

THE IRS MAY TREAT THE EXCHANGE OFFER AS TAXABLE TO EXCHANGING STOCKHOLDERS OR TO IMS HEALTH.

     We expect to receive a tax opinion from McDermott, Will & Emery to the effect that, for U.S. federal income tax purposes, the exchange offer should be tax-free to IMS Health stockholders, except with respect to any cash received in lieu of fractional shares of Cognizant class B common stock, and that it is more likely than not that the exchange offer will be tax-free to IMS Health. Section 355 of the Internal Revenue Code is highly technical and complex, and many aspects of the statute have not yet been addressed by judicial decisions, Treasury regulations, or other administrative guidance. In particular, there is uncertainty with respect to the tax treatment of the exchange offer to IMS Health under Section 355(e) of the Internal Revenue Code due to the absence of controlling legal authorities addressing certain factual aspects of the exchange offer, including the potential for automatic conversion of Cognizant class B common stock into Cognizant class A common stock. The opinion of McDermott, Will & Emery will be based on certain factual representations and assumptions. If these factual representations and assumptions are incorrect in any material respect, our ability to rely on the tax-free opinion would be jeopardized. No ruling from the Internal Revenue Service has been or will be sought with respect to any of the tax matters relating to the exchange offer and the opinion is not binding on the IRS. Accordingly, we cannot assure you that the IRS will agree with the conclusions expected to be set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If we complete the exchange offer and the exchange offer is held to be taxable, we could be subject to tax as if the distribution were a taxable sale by us of our Cognizant shares at market value, resulting in a material amount of taxes for us because our tax basis in the Cognizant shares is not significant. Our stockholders who receive Cognizant shares could be subject to taxes that would vary with the individual circumstances of the stockholder and may be material for some stockholders. Neither IMS Health nor Cognizant will indemnify any individual stockholder for any taxes that may be incurred in connection with the exchange offer.

IMS HEALTH AND COGNIZANT MAY NOT HAVE ADEQUATE FUNDS TO PERFORM THEIR RESPECTIVE INDEMNITY OBLIGATIONS UNDER THE DISTRIBUTION AGREEMENT.

     In connection with the exchange offer, IMS Health and Cognizant plan to make tax-related representations to each other and plan to agree to tax-related covenants. IMS Health and Cognizant also plan to agree to indemnify each other for any liability resulting from a breach of these representations and covenants and liability resulting from the conduct of IMS Health's and Cognizant's businesses. The resulting liabilities could have a material adverse effect on each company.

SPECIAL VOTING RIGHTS ASSOCIATED WITH COGNIZANT CLASS B COMMON STOCK WILL NOT BE TRANSFERABLE.

     If you receive shares of Cognizant class B common stock in the exchange offer, you will have ten votes for each share you receive only until such share is converted into Cognizant class A common stock. You will not be able to transfer to another person the value of these special voting rights because each share of Cognizant class B common stock will be automatically converted when it is first transferred after the exchange offer into one share of Cognizant class A common stock with one vote.

THE SPECIAL VOTING RIGHTS ASSOCIATED WITH COGNIZANT CLASS B COMMON STOCK MAY CEASE AT ANY TIME.

     You may lose your special voting rights even if you do not transfer your class B common stock because each share of class B common stock will convert into one share of class A common stock with one vote per share on the fifth anniversary of completion of the exchange offer or, if earlier, the date on which the number of shares of Cognizant class B common stock represents less than 35% of the aggregate number of shares of Cognizant common stock then outstanding. The number of shares of class B common stock may fall below the 35% level as the result of transfers by other holders of class B common stock or an increase in the number of shares of Cognizant class A common stock outstanding.

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                          RISKS RELATED TO COGNIZANT

.... COGNIZANT RELIES ON A FEW CUSTOMERS FOR A LARGE PORTION OF ITS REVENUES.

     Approximately 40%, 35% and 39% of Cognizant's revenues in years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002, respectively, were generated from its top five customers, including IMS Health. Approximately 10%, 11% and 10% of Cognizant's revenues in years ended December 31, 2000 and 2001 and the nine months ended September 30, 2001 were generated from IMS Health and its subsidiaries. The volume of work performed for specific customers is likely to vary from year to year, and a major customer in one year may not use Cognizant's services in a subsequent year. The loss of one of Cognizant's large customers could have a material adverse effect on its business, results of operations and financial condition.

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COGNIZANT EXPECTS THAT THE COST OF INSURANCE WILL INCREASE, AND THE SCOPE OF ITS
COVERAGE WILL DECREASE, FOLLOWING COMPLETION OF THE EXCHANGE OFFER.

     Historically, Cognizant has benefited from insurance coverage provided under policies obtained by IMS Health for itself and its subsidiaries. Following completion of the exchange offer, Cognizant will be required to obtain its own separate insurance policies for director and officer liability and general liability. Cognizant expects the costs associated with the new insurance policies will be substantially higher than the cost of the shared policy due to reduced leverage in negotiating terms and general increases in insurance premiums. In addition, Cognizant expects that the scope of its coverage will also be reduced under the new policies. ...